

Mail Stop 3030

March 31, 2016

Via E-mail
Daniel J. Brennan
Executive Vice President and Chief Financial Officer
Boston Scientific Corporation
300 Boston Scientific Way
Marlborough, MA 01752-1234

> **Re: Boston Scientific Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **File No. 001-11083**

Dear Mr. Brennan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

Use of Non-GAAP Financial Measures by Boston Scientific, page 52

1.   We note that you use "adjusted net income" to assist you in assessing your cash generated from operations and to evaluate your liquidity. As such, it appears that "adjusted net income" is a non-GAAP liquidity measure. Please explain to us how you have considered Item 10(e)(1)(ii)(A) of Regulation S-K which prohibits excluding charges that required, or will require, cash settlement from a non-GAAP liquidity measure.

Item 8: Financial Statements

Legal and Product Liability Costs, page 70

2.   You disclose that you accrue anticipated costs of settlement, damages, losses for product liability claims and, under certain conditions, costs of defense, based on historical experience or to the extent specific losses are probable and estimable; otherwise you expense these costs as incurred. Please clarify for us when you use historical experience versus when you use specific identification, and also the reason why probable and estimable is limited to specific losses. Please tell us how you considered ASC 450-20-25-2 in determining your policy.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Michael Fay at 202-551-3812, or Kate Tillan, Assistant Chief Accountant, at 202-551-3604 with any questions. You may also reach me at 202-551-3671.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin James
                                        Senior Assistant Chief Accountant
                                        Office of Electronics and Machinery